Exhibit 12.1

NTELOS Holdings Corp.

Computation of the Ratio of Earnings to Fixed Charges

(dollars in thousands)	Six Months Ended June 30, 2010	Year Ended					Six Months Ended June 30, 2010 Pro Forma(2)	Year Ended December 31, 2009 Pro Forma(2)
		December 31, 2009	December 31, 2008	December 31, 2007	December 31, 2006	January 14, 2005 (inception) through December 31, 2005
Numerator: Earnings
Pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$43,273	$101,384	$75,105	$56,831	$5,033	$6,954	$39,150	$84,239
Fixed charges	25,621	38,587	42,570	52,048	68,176	39,366	29,744	56,732
Amortization of capitalized interest	293	634	659	631	643	640	293	634
Less: interest capitalized	(200)	(302)	(662)	(616)	(584)	(344)	(200)	(302)

Total Earnings	68,987	141,303	117,672	108,894	73,268	46,616	68,987	141,303

Denominator: Fixed Charges
Interest expense	20,114	29,570	32,417	43,021	59,850	34,338	24,237	46,715
Capitalized interest	200	302	662	616	584	344	200	302
Estimate of the interest within rental expense(1)	5,307	9,715	9,491	8,411	7,742	4,684	5,307	9,715

Total Fixed Charges	$25,621	$39,587	$42,570	$52,048	$68,176	$39,366	$29,744	$56,732

Ratio of Earnings to Fixed Charges	2.69	3.57	2.76	2.09	1.07	1.18	2.32	2.49

(1)	The proportion of rent expense deemed representative of the interest factor is 1/3.
(2)

The pro forma ratio of earnings to fixed charges is calculated as if both the August 2009 refinancing of our existing first lien term loan with $635 million of borrowings outstanding under the new senior credit facility and the August 2010 $125 million incremental term loan had closed on January 1, 2009.